SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 14, 2023

Q4 2022 Earnings Presentation

February 14, 2023



Ana Castro
nu
ultravioleta

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities, Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022 and the Reference Form filed with the Brazilian Securities and Exchange Commission also on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Successfully Growing Through a Challenging 2022

Nu Holdings Consolidated



Customers
(MM)
Activity Rate
38%
53.9
74.6
76%
82%
Q4'21
Q4'22



Revenues
(US$ MM)
112%
FXN
636
1,451
Q4'21
Q4'22



Gross Profit
(US$ MM)
Gross Profit
Margin
137%
FXN
227
578
36%
40%
Q4'21
Q4'22



Adj. Net Income
(US$ MM)
Adj. Net Income
Margin
NM
114
8%
1%
3
Q4'21
Q4'22

Nu Brazil



Revenues
(US$ MM)
110%
FXN
598
1,351
Q4'21
Q4'22



Adj. Net Income
(US$ MM)
Adj. Net Income
Margin
NM
158
12%
(1)%
(4)
Q4'21
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** For additional detail on calculation of the adjusted net income, please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** Nu Brazil figures relate to the operations of Nu in Brazil, on a consolidated basis. Source: Nu.

A Business Model That Cuts Through Multiple Products


nu
49%
41.1 MM
61.2 MM
Q4'21
Q4'22
51%
34.7 MM
52.5 MM
Q4'21
Q4'22
36%
24.6 MM
33.5 MM
Q4'21
Q4'22
111%
3.5 MM
7.4 MM
Q4'21
Q4'22
126%
2.3 MM
5.2 MM
Q4'21
Q4'22
75%
0.8 MM
1.4 MM
Q4'21
Q4'22
+1MM
0.0 MM
1.3 MM
Q4'21
Q4'22
100%
0.5 MM
1.0 MM
Q4'21
Q4'22

~61MM Active Customers

~53MM Active NuAccounts

~34MM Active Credit Card Customers

~7MM NuInvest Active Customers

~5MM Active Personal Loan Customers (~14M eligible)

~1.4MM Active SME Accounts

~1.3MM NuCripto Active Customers

~1MM Active Insurance Policies

Note 1: 'Active Customers' relates to all customers that have generated revenue in the last 30 calendar days, for a given measurement period. Source: Nu.

Our Product Portfolio is Still in the Early Stages of the S-Curve


Product Development Lifecycle
Maturity
Growth
Introduction
Time
86%
NuAccount
55%
Credit Cards
12%
Investments
8%
Personal Loans
2%
Crypto
2%
Marketplace
2%
Insurance
2%
SMEs
Cross-sell Rate[1]

Note 1: 'Cross-sell rate' refers to the number of active customers of the product as percentage of the total active customers. Note 2: 'Active Customers' relates to all customers that have generated revenue in the last 30 calendar days, for a given measurement period. Note 3: All data as of December 31, 2022. Source: Nu.

Our Geo Portfolio is Still in the Early Stages of the S-curve


Geo Development
Lifecycle
Maturity
Growth
Introduction
Time
44%
Brazil
3%
Mexico
2%
Colombia
Percentage of Adult Population

Note 1: Adult population is defined as 18+ years for Brazil and Colombia and 15+ years for Mexico. Note 2: Data as of December 31, 2022. Source: IBGE, INEGI, DANE, Nu.

Nu Brazil

A geo at growth stage and at a profitability inflection point



Nu Brazil - A Geo At Growth Stage

Customer Acquisition & Engagement


Customers (MM)
Activity Rate (%)
Percentage of Adult Population
NM6
61%
66%
76%
82%
CAGR: 85%
6.0
20.1
33.2
52.4
70.9
4%
13%
21%
33%
44%
2018
2019
2020
2021
2022

Note 1: Adult population is defined as 18+ years for Brazil. Note 2: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. Note 3: 'Active Customers' relates to all customers that have generated revenue in the last 30 calendar days, for any given measurement period. Note 4: 'CAGR' stands for Compound Annual Growth Rate. Note 5: All data presented is for Brazil only. Note 6: In 2018, credit card was practically the only product of the company. The penetration of other products, such as NuAccount, was negligible. Source: Nu.

Nu Brazil - A Geo At Growth Stage

Sequential top-line growth



Revenues (US$MM)
Gross Profit Margin (%)
YoY: 110% FXN
598.3
36%
813.3
33%
1,114.9
35%
1,227.2
35%
1,350.8
44%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Nu Brazil - A Geo At Growth Stage

Sequential bottom-line growth



Adj. Net Income (US$MM)
Annualized Adj. ROTE (%)
Annualized Adj. ROE (%)
Adj. Net Income Margin (%)
(2)%
(2)%
-1%
(3.8)
Q4'21
16%
6%
2%
12.6
Q1'22
42%
20%
4%
47.6
Q2'22
33%
20%
5%
64.1
Q3'22
58%
40%
157.7
12%
Q4'22

Note 1: 'Annualized Adj. ROTE' stands for Annualized Adjusted Return on Tangible Equity. It is computed by dividing annualized adjusted net income by average annualized tangible shareholders' equity and is a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: 'Annualized Adj. ROE' stands for Annualized Adjusted Return on Equity. It is computed by dividing quarterly adjusted net income by average quarterly shareholders' equity and is a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. Note 3: For additional detail on calculation of the Adjusted Net Income, please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Nu Brazil - A Geo At Growth Stage

Financial Performance

US$ million

Metrics		Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	FY21	FY22
Revenues *YoY FXN*	🇧🇷	598 *205%*	813 *205%*	1,115 *281%*	1,227 *158%*	1,351 *110%*	1,647 *132%*	4,506 *159%*
	nu	636 *224%*	877 *226%*	1,158 *230%*	1,307 *171%*	1,451 *112%*	1,698 *138%*	4,792 *168%*
Gross Profit *Margin*	🇧🇷	214 *36%*	271 *33%*	389 *35%*	427 *35%*	589 *44%*	724 *44%*	1,677 *37%*
	nu	227 *36%*	294 *34%*	364 *31%*	427 *33%*	578 *40%*	733 *43%*	1,663 *35%*
Net Income (Loss) *Annualized ROTE / ROE*	🇧🇷	(30) *(40)% / (16)%*	(12) *(15)% / (6)%*	25 *22% / 11%*	34 *17% / 11%*	138 *51% / 35%*	(20) *(7)% / (4)%*	185 *25% / 15%*
	nu	(66) *(10)% / (8)%*	(45) *(4)% / (4)%*	(30) *(3)% / (2)%*	8 *1% / 1%*	58[1] *5% / 5%*	(165) *(8)% / (7)%*	(9)[1] *0% / 0%*
Adjusted Net Income (Loss) *Annualized Adjusted ROTE / ROE*	🇧🇷	(4) *(2)% / (2)%*	13 *16% / 6%*	48 *42% / 20%*	64 *33% / 20%*	158 *58% / 40%*	50 *18% / 10%*	282 *39% / 23%*
	nu	3 *0% / 0%*	10 *1% / 1%*	17 *2% / 1%*	63 *6% / 5%*	114 *11% / 9%*	7 *0% / 0%*	204 *5% / 4%*

Note 1: Q4'22 Nu Consolidated Net Income and and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'ROE' stands for Return on Equity and 'ROTE' stands for Return on Tangible Equity. They are annualized and are non-GAAP measures. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 4:** The Brazilian flag indicates the operations of Nu in Brazil, on a consolidated basis, and the Nu logo indicates all operations of Nu Holdings.
Source: Nu.

Q4 2022

Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base	Increasing Revenue Per Customer	Low Cost Operating Platform	Substantial Earnings Power
ACTIVE CUSTOMERS ✖	ARPAC −	COST TO SERVE =	nu

Strong Customer Acquisition and Activity Rate Improvement Continue



Total Customers (MM)
Active Customers (MM)
Activity Rate (%)
41.1
46.5
52.3
57.4
61.2
YoY: 38%
Active Customers YoY: 49%
53.9
59.6
65.3
70.4
74.6
76.3%
78.0%
80.2%
81.6%
81.9%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'Active Customers' relates to all customers that have generated revenue in the last 30 calendar days, for a given measurement period. Note 2: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. Source: Nu.

Compounding Effect of More Engagement And More Cross-sell Driving ARPAC Expansion



Active Customers Using NuAccount as their Primary Banking Account (%)
70%
60%
50%
40%
30%
20%
10%
0%
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 58%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69



Number of Products Per Active Customer
4.0
3.0
2.0
1.0
Average: 3.8
Q1'17
Q4'22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69



Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
US$ month/ customer
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Avg. monthly ARPAC of $8.2/month while some mature cohorts already reach ~$23/month
Average: US$8.2
Q1'17
Q4'22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. Note 2: 'Number of products per active customer' refers to the number of active products an active customer has. Note 3: 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 4: The averages are calculated for the entire user base for each metric, respectively. Source: Nu.

Triple-digit Revenue Growth Sustained by Customer Growth and ARPAC Expansion



ARPAC (US$)
YoY: 37%
FXN
5.6
6.7
7.8
7.9
8.2
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22



Revenues (US$MM)
YoY: 112%
FXN
636
877
1,158
1,307
1,451
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu.

Compounding Effect of Customer Addition and Maturing Limits Driving Up Purchase Volume



Purchase Volume (US$Bn)
YoY: 54%
FXN
Credit Card: 48% FXN
Prepaid Card: 67% FXN
14.4
4.8
9.6
15.9
5.3
10.6
20.0
6.9
13.1
21.2
7.6
13.6
23.8
8.7
15.1
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22



Purchase Volume per Customer
FXN US$ month/ customer
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69
Total Average: US$ 110
Q1'17
Q4'22

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period, divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). Source: Nu.

Loan Growth Driven Mostly by Strong Performance of Credit Cards



Total Portfolio (US$Bn)
Credit Card
Personal Loans
YoY: 62% FXN
Credit Card: 69% FXN
Personal Loans: 33% FXN
6.6
1.4
5.2
8.8
2.0
6.8
9.1
2.0
7.2
9.7
1.9
7.8
11.3
2.0
9.3
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22



Total Portfolio (%)
21%
79%
23%
77%
21%
79%
20%
80%
18%
82%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Source: Nu.

Gap to the Market on Interest Earning Portfolio (IEP) Narrows as Nu Expands Financing Features

Credit Card IEP Evolution

(as % of Receivables)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
89%
5%
6%
78%
13%
9%
Q4'21
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e..: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excluding Nu. **Source:** Nu, Brazilian Central Bank.

Personal Loan Growth Gradually Rebounding as Conditions Normalize



Origination (R$Bn)
Credit Yield
YoY: 2%
BRL
4.9
4.5
4.8
4.6
5.0
3.9%
4.0%
5.6%
5.5%
5.3%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in BRL. Note 2: Credit Yield is the average rate of the loans originated in the last month of each quarter. Note 3: For Q4'22, personal loans' originations have shifted toward lower-risk assets as a result of underwriting strategies, which was reflected on the average rate. Originations rates have remained stable on a risk-segment normalized basis. Source: Nu.

Funding Cost Reflects New Pricing Policy, While Deposits Continue to Expand


Deposits (US$Bn)
Cost of Funding as Percentage of CDI (%)
YoY: 55%
FXN
9.7
98%
12.6
98%
13.3
98%
14.0
95%
15.8
78%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars. **Note 2:** Rates presented are the average cost of funding as percentage of CDI of the quarter. **Note 3:** 'CDI' stands for the Brazilian Interbank Deposit rate.
Source: Nu.

NIM Expanded Sequentially as Loans Outpace Deposits and Funding Cost is Optimized


NII & NIM
NII (US$ MM)
NIM (%)
8.3%
8.5%
9.7%
11.1%
13.5%
262.6
346.4
445.5
527.3
688.0
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. Source: Nu.

Cost to Serve Remains Stable Underscoring Scale Benefits and Operating Leverage Potential



Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0.9
0.7
0.8
0.8
0.9
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Gross Profit Growth Accelerates Sequentially and Margin Recovery Continues



Gross Profit (US$MM)
Gross Profit Margin
36%
34%
31%
33%
40%
YoY: 137% FXN
226.9
294.1
363.5
427.0
578.3
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Improving Operating Leverage as Business Scales



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
72.7%
278.9
57.4%
(202.7)
72.3%
379.5
60.7%
(274.3)
75.8%
459.0
56.1%
(347.8)
604.2
65.6%
52.7%
(396.2)
750.0
58.2%
50.2%
(436.1)
847.0
55.1%
45.8%
(466.4)
1,043.0
47.4%
41.0%
(494.0)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** Costs include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'SBC' refers to Share Based Compensation. **Source:** Nu.

Sequential Improvement in Both Net Income and Adjusted Net Income



Adj. Net Income (US$MM)
Net Income (Loss)
(66.3)
(45.1)
(29.9)
7.8
58.0[1]
3.2
10.1
17.0
63.0
113.8
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Best-In-Class Cost Structure Lays Foundation For Sustainable Long-term Differentiation

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$6.5 per Customer	**<$1** Monthly Avg. per Active Customer	**5.2%** Consumer Finance Delinquency Rate	**$15.8Bn** Deposits
$2 is paid marketing	**~85%** lower than incumbents	**~25%** lower than Brazilian industry	**~78%** of CDI

Driving sustainable competitive advantages over both incumbents and fintechs

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is the average rate as percentage of CDI during Q4'22. **Note 4:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Note 5:** Cost to Acquire presented from January 2019 until December 2022 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. Source: Nu.

Q4 2022
Credit Underwriting


Marina Costa

Delinquency Largely Followed Seasonal Patterns in Q4'22


15-90 NPLs
2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
3.4%
2.2%
1.2%
1.3%
1.2%
2.4%
2.2%
2.3%
2.6%
2.1%
2.1%
2.2%
3.7%
3.7%
4.2%
3.7%
3.0%
2.9%
3.4%
3.1%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22


90+ NPLs
5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
5.0%
6.2%
6.2%
5.3%
5.2%
3.7%
3.1%
3.2%
3.0%
3.0%
3.2%
3.1%
3.6%
3.6%
3.9%
3.5%
4.4%
4.1%
5.1%
4.7%
5.6%
5.2%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NPL' is a nonperforming loan. **Note 2:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3:** Information presented for Brazil only. **Source:** Nu.

Nu Has Shown Superior Credit Underwriting Across All Income Bands For Credit Cards

NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
35%
8.3%
12.4%
5.5%
7.0%
Jan-19
Dec-22
1x to 2x MW
33%
8.8%
13.9%
5.8%
6.5%
Jan-19
Dec-22
2x to 3x MW
15%
6.7%
10.2%
5.3%
5.6%
Jan-19
Dec-22
3x to 5x MW
10%
5.2%
7.5%
4.6%
4.7%
Jan-19
Dec-22
5x to 10x MW
5%
4.2%
5.4%
3.9%
3.9%
Jan-19
Dec-22
10x to 20x MW
2%
3.2%
3.4%
3.5%
2.9%
Jan-19
Dec-22
Nu
Market
% Adult Population

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. Note 2: 'NPL' is a nonperforming loan, where a borrower is 90 days past due. Note 3: 'MW' refers to minimum wage (at R$ 1,212 per month as of 2022). Note 4: Data presented until Dec-2022. Note 5: Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. Note 6: The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. Note 7: Adult population is defined as 18+ years. Note 8: All data precent is for Brazil only. Source: Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Sequential Risk-Adjusted NIM Improvement Shows Effective Pricing for Risk


CLA & Risk Adj. NIM
CLA (US$ MM)
Risk Adj NIM (%)
1.3%
2.1%
2.6%
2.0%
1.7%
2.3%
3.2%
5.4%
71.3
82.7
127.0
199.7
275.7
338.5
375.2
415.2
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost. Source: Nu.

Wrapping-Up…

Business Cycle Inflecting

A business portfolio at the early S-curve inflection that has just begun to exhibit its strong earnings momentum.



Maturity
Growth
Introduction
Time

Best-in-Class Cost Structure

We believe the continuous deepening of our cost moats has laid the foundations for long-term differentiation and high operating leverage.

Source: Nu.

Q&A





Appendix

Strong Capital and Liquidity Positions to Navigate the Cycle



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
~3x
~3x
1.1
0.4
0.7
1.4
0.4
1.0
3.8
2.4
0.4
1.0
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings



Liquidity Position (US$Bn)
LDR
25%
4.0
15.8
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., Nu's main financial institution, as of December 2022, according to CMN Resolution No. 4,955/21, and excludes US$78M of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3,681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A. starting in July 2023. **Note 2:** In December 2022, Nu Holdings capitalized its subsidiary in Mexico with US$330 million, aligned with the Company's capital management planning. **Note 3:** 'LDR' stands for Loan to Deposit Ratio and is calculated dividing Nu's Interest Earning Portfolio by Total Deposits. **Source:** Nu.

NPL and Stage 3 Formation Ratios Continue Under Control Aligned With Seasonal Patterns


NPL Formation
2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.4%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22


Stage 3 Formation
2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
2.6%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NPL' is a nonperforming loan. Note 2: NPL Formation is calculated as the delta balance of the NPL 90+ plus the write-offs of the period divided by the total balance of previous period. Note 3: Stage 3 Formation is calculated as the delta balance of the Stage 3 plus the write-offs of the period divided by the total balance of previous period. Note 4: The information presented is for Brazil only.
Source: Nu.

Coverage Ratios Evolving With Credit Mix, But Still Above Pre-Pandemic Levels



Coverage Ratio Over Total Balance
6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
9.9%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22



Coverage Ratio Over NPL 90+
121%
123%
113%
110%
118%
173%
175%
170%
180%
139%
151%
199%
263%
242%
238%
257%
264%
235%
223%
209%
179%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Includes both credit card and personal loans. Note 2: The information presented is for Brazil only. Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. Source: Nu.

Nu Has Shown Superior Credit Underwriting Across All Income Bands For Consumer Finance

BASED ON INTERNAL ESTIMATES

NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
35%
8.3%
13.9%
9.6%
5.5%
Jan-19
Dec-22
1x to 2x MW
33%
8.8%
14.4%
9.2%
5.8%
Jan-19
Dec-22
2x to 3x MW
15%
6.7%
11.6%
7.8%
5.3%
Jan-19
Dec-22
3x to 5x MW
10%
5.2%
8.7%
6.4%
4.6%
Jan-19
Dec-22
5x to 10x MW
5%
4.2%
6.5%
5.2%
3.9%
Jan-19
Dec-22
10x to 20x MW
2%
3.5%
4.2%
3.2%
3.8%
Jan-19
Dec-22
Nu
Market
% Adult Population

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the total credit balance. Note 2: 'NPL' is a non-performing loan, where a borrower is 90 days past due. Note 3: 'MW' refers to minimum wage (at R$ 1,212 per month as of 2022). Note 4: Data presented until Dec-2022. Note 5: For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 29% in Dec-2022. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. Note 6: The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. Note 7: Adult population is defined as 18+ years. Note 8: All data present is for Brazil only. Source: Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Credit Card: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
35%
12.17%
12.1%
16.4%
9.5%
Jan-20
Dec-22
1x to 2x MW
33%
11.7%
8.2%
15.4%
8.7%
Jan-20
Dec-22
2x to 3x MW
15%
8.5%
5.9%
11.4%
7.7%
Jan-20
Dec-22
3x to 5x MW
10%
6.7%
4.8%
8.6%
6.6%
Jan-20
Dec-22
5x to 10x MW
5%
5.6%
3.2%
6.2%
5.4%
Jan-20
Dec-22
10x to 20x MW
2%
3.9%
2.7%
4.8%
3.5%
Jan-20
Dec-22
Nu
Market
% Adult Population

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the average credit balance between the last twelve and four months. **Note 2:** NPL is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** MW refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until Dec-2022. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Consumer Finance: Superior Asset Quality Even Adjusted by Growth

BASED ON INTERNAL ESTIMATES

LAGGED NPL 90+ By Income Band

Defined by Minimum Wage (MW)



<1x MW
35%
12.2%
12.3%
18.4%
12.2%
Jan-20
Dec-22
1x to 2x MW
33%
11.7%
8.4%
16.3%
11.7%
Jan-20
Dec-22
2x to 3x MW
15%
8.5%
5.8%
13.2%
10.4%
Jan-20
Dec-22
3x to 5x MW
10%
6.7%
4.9%
10.1%
8.9%
Jan-20
Dec-22
5x to 10x MW
5%
5.6%
3.3%
7.6%
7.1%
Jan-20
Dec-22
10x to 20x MW
2%
3.9%
2.7%
5.9%
4.5%
Jan-20
Dec-22
Nu
Market
% Adult Population

Note1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the average credit balance between the last twelve and four months. **Note 2:** NPL is a non-performing loan, where a borrower is 90 days past due. **Note 3:** MW refers to minimum wage (at R$ 1,212 per month as of 2022). **Note 4:** Data presented until Dec-2022. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 29% in Dec-2022. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. Source: Nu, Brazilian Central Bank - SGS/SCR, Company Reports.

Strong Credit Growth on an FX Neutral Basis



Total Portfolio (US$Bn, FX Neutral)
Credit Card
Personal Loans
YoY: 62% FXN
Credit Cards: 69% FXN
Personal Loans: 33% FXN
6.9
1.5
5.5
7.9
1.8
6.1
9.1
1.9
7.1
10.0
2.0
8.0
11.3
2.0
9.3
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: All amounts are presented gross of provisions. Note 2: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 3: Figures consider the changes to the write-off estimates implemented in the Second Quarter of 2022. Source: Nu.

Strong Unit Economics Across All Credit Portfolios



Credit Cards Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)
Based on actual cohort data, this is not an illustration
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57



Personal Loans Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)
Based on actual cohort data, this is not an illustration
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1
5
9
13
17
21

Note 1: Credit card data based on the average of monthly cohorts throughout April 2018 to December 2022. **Note 2:** Personal Loans data based on the average of monthly cohorts throughout January 2021 to December 2022. **Note 3:** The information presented is for Brazil only. **Source:** Nu.

Triple-digit Revenue Growth Sustained by Customer Growth and ARPAC Expansion


ARPAC (US$, FX Neutral)
YoY: 37%
FXN
6.0
6.5
7.5
8.0
8.2
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22


Revenues (US$MM, FX Neutral)
YoY: 112%
FXN
684
852
1,107
1,317
1,451
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Addition and Maturing Limits Driving Up Purchase Volume



Purchase Volume (US$Bn, FX Neutral)
YoY: 54% FXN
Credit Card: 48% FXN
Prepaid Card: 67% FXN
15.5
5.2
10.3
Q4'21
15.5
5.2
10.3
Q1'22
19.2
6.7
12.5
Q2'22
21.3
7.6
13.7
Q3'22
23.8
8.7
15.1
Q4'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period, divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Source:** Nu.

NIM Expanded Sequentially as Loans Outpace Deposits and Funding Cost is Optimized



NII & NIM (US$ MM, FX Neutral)
NII (US$ MM)
NIM (%)
8.6%
9.3%
9.5%
11.1%
13.5%
282.5
336.5
426.0
531.5
688.0
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Note 3:** Amounts are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Cost to Serve Remains Stable Underscoring Scale Benefits and Operating Leverage Potential



Cost to Serve per Active Customer (US$, FX Neutral)
YoY: 0%
FXN
0.9
0.7
0.8
0.8
0.9
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu.

Gross Profit Growth Accelerates Sequentially and Margin Recovery Continues


Gross Profit (US$MM, FX Neutral)
Gross Margin
36%
34%
31%
33%
40%
YoY: 136% FXN
244.1
285.7
347.6
430.3
578.3
Q4'21
Q1'22
Q2'22
Q3'22
Q422

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Portfolio Growth Continues to be the Main Driver of Provision Balance Increase


Provision Balance Bridge (US$MM, FX Neutral)
1,155
175
20
1,350
Q3 ECL
Growth
Other
Q4 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2:** Amounts presented in FX neutral. **Note 3:** In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation, the expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios), and the contingent share award (CSA) termination in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.
- The effects of the contingent share award (CSA) termination is considered unusual and infrequent and do not necessarily reflect how Nu's is performing and it is expected to perform in the future as well as is not a key measure of our core operating performance; and
- Expenses related to the Customer Program (NuSócios), and their income tax effects, do not necessarily reflect how Nu's business is performing at any particular time and it represents a specific marketing effort event from our IPO and are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Non-IFRS Reconciliations

Adjusted Net Income

Nu Holdings - Consolidated	For the three months ended					For the year ended December, 31	
	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	2021	2022
Adjusted Net Income (Loss) (US$ million)							
Profit (Loss) attributable to shareholders of the parent company	(66.1)	(45.1)	(29.9)	7.8	(297.6)	(165.3)	(364.6)
Share-based compensation	90.1	77.7	59.8	79.0	66.1	225.7	282.5
Allocated tax effects on share-based compensation	(27.0)	(22.5)	(14.2)	(23.7)	(13.1)	(60.0)	(73.4)
Hedge of the tax effects on share-based compensation	-	-	1.3	(0.1)	2.8	-	4.0
Contingent share award termination	-	-	-	-	355.6	-	355.6
Customer Program (NuSócios)	11.2	-	-	-	-	11.2	-
Allocated tax effects on Customer Program	(5.0)	-	-	-	-	(5.0)	-
Adjusted Net Income (Loss)	3.2	10.1	17.0	63.0	113.8	6.6	204.1

Nu Brazil - Consolidated	For the three months ended					For the year ended December, 31	
	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	2021	2022
Adjusted Net Income (Loss) (US$ million)							
Profit (loss)	(30.2)	(11.7)	24.7	33.7	138.3	(19.7)	185.0
Share-based compensation	46.5	40.6	36.5	51.0	26.4	115.0	154.5
Allocated tax effects on share-based compensation	(20.1)	(16.3)	(13.6)	(20.6)	(7.0)	(45.0)	(57.5)
Adjusted Net Income (Loss)	(3.8)	12.6	47.6	64.1	157.7	50.3	282.0

Source: Nu.

Non-IFRS Reconciliations

Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	December 31, 2022		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs – for the three-month period ended	(849.6)	355.6	(494.0)
Total operating expenses - for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses - for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. Source: Nu.

Non-IFRS Reconciliations

Tangible Equity, Annualized ROE and Annualized ROTE

US$ million	Reconciliation - Tangible Equity, ROE and ROTE								
Brazil - Consolidated	**Q4'20**	**Q3'21**	**Q4'21**	**Q1'22**	**Q2'22**	**Q3'22**	**Q4'22**	**FY21**	**FY22**
Total equity at the end of the period	277.4	772.8	756.7	822.4	1,037.5	1,482.5	1,694.5	756.7	1,694.5
Total intangible assets (net of amortization) and goodwill	(5.4)	(445.3)	(474.5)	(468.4)	(477.4)	(485.3)	(513.5)	(474.5)	(513.5)
Tangible Equity at the end of period	**272.0**	**327.5**	**282.2**	**354.0**	**560.1**	**997.2**	**1,181.0**	**282.2**	**1,181.0**
Net Income (Loss) for the period			(30.2)	(11.7)	24.7	33.7	138.3	(19.7)	185.0
Adjusted Net Income (Loss) for the period			(3.8)	12.6	47.6	64.1	157.7	50.3	282.0
Annualized ROE			-16%	-6%	11%	11%	35%	-4%	15%
Annualized ROTE			-40%	-15%	22%	17%	51%	-7%	25%
Annualized Adjusted ROE			-2%	6%	20%	20%	40%	10%	23%
Annualized Adjusted ROTE			-2%	16%	42%	33%	58%	18%	39%

Note 1: Brazil – Consolidated figures refer to the IFRS consolidation of all Brazilian subsidiaries. Source: Nu.

Non-IFRS Reconciliations

Tangible Equity, Annualized ROE and Annualized ROTE

US$ million

Nu Holdings - Consolidated	Q4'20	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Q4'22	FY21	FY22
Total equity at the end of the period	438.1	1,937.1	4,442.5	4,790.6	4,738.2	4,752.7	4,890.8	4,442.5	4,890.8
Total intangible assets (net of amortization) and goodwill	(13.2)	(455.7)	(474.2)	(530.1)	(557.0)	(565.3)	(579.6)	(474.2)	(579.6)
Tangible Equity at the end of period	**424.9**	**1,481.4**	**3,968.3**	**4,260.5**	**4,181.2**	**4,187.4**	**4,311.2**	**3,968.3**	**4,311.2**
Net Income (Loss) for the period			(66.1)	(45.1)	(29.9)	7.8	58.0	(165.3)	(9.1)
Adjusted Net Income (Loss) for the period			3.2	10.1	17.0	63.0	113.8	6.6	204.1
Annualized ROE			-8%	-4%	-2%	1%	5%	-7%	0%
Annualized ROTE			-10%	-4%	-3%	1%	5%	-8%	0%
Annualized Adjusted ROE			0%	1%	1%	5%	9%	0%	4%
Annualized Adjusted ROTE			0%	1%	2%	6%	11%	0%	5%

Reconciliation - Tangible Equity, ROE and ROTE

Note 1: Q4'22 Nu Consolidated Net Income and and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. Source: Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2021 (R$5.612 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2022 (R$5.217 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of December 31, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.415 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2022 (R$5.133 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

As of July 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.3687, MXN 20.5260 and COP 4,395.2275 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.1733, MXN 20.3672 and COP 4,295.5200 to US$ 1.00).

As of August 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1445, MXN 20.1315 and COP 4,336.7423 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1839, MXN 20.1382 and COP 4,429.1700 to US$ 1.00).

Non-IFRS Financial Measures and Reconciliations

As of September 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2357, MXN 20.0617 and COP 4,448.6386 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4155, MXN 20.1382 and COP 4,608.7500 to US$ 1.00).

As of October 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2521, MXN 19.9831 and COP 4,738.2438 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1797, MXN 19.8110 and COP 4,940.0800 to US$ 1.00).

As of November 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2757, MXN 19.4438 and COP 4,915.4452 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1906, MXN 19.2688 and COP 4,834.2500 to US$ 1.00).

As of December 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2484, MXN 19.5974 and COP 4,788.9745 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2804, MXN 19.4999 and COP 4,852.5000 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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